Exhibit 99.1

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

Eshallgo and PHOTONETCO Launch National Sales Promotion Initiative to Strengthen China’s Domestic Office Equipment Market

Tianjin, China – August 25, 2025 – Eshallgo Inc. (NASDAQ: EHGO), a leading provider of integrated office total solutions in China, successfully convened its inaugural Eshallgo–PHOTONETCO National Sales Promotion Conference in Tianjin on August 19, shortly after signing of a strategic cooperation agreement with Photonetco Electronic Technology Co., Ltd. (“PHOTONETCO”).

The two-day event convened more than 30 senior sales leaders and front-line representatives from Eshallgo’s nationwide subsidiaries. It highlights the Company’s accelerated rollout of domestically manufactured printers and copiers, in line with China’s broader push to strengthen self-reliance in critical office equipment and digital infrastructure.

Under the partnership, PHOTONETCO has developed over ten exclusive product lines for Eshallgo and granted national distribution rights for related consumables. Eshallgo, in turn, will capitalize on its extensive sales network and nationwide market reach to drive rapid adoption. Several of these products have already been incorporated into government procurement framework agreements, positioning the collaboration as a benchmark for advancing high-quality domestic alternatives in China’s office equipment market.

“China’s office solutions market is undergoing a period of transformation, driven by digitalization, government-led procurement reforms, and the push to strengthen domestic supply chains,” said Mr. Qiwei Miao, CEO of Eshallgo, Inc. “Our collaboration with PHOTONETCO is more than a product rollout—it is a strategic move to capture emerging demand for reliable, localized office technologies while delivering sustainable growth for our shareholders.”

The conference included in-depth product demonstrations, technical briefings, and a site visit to PHOTONETCO’s production facilities, further enhancing Eshallgo’s sales teams’ confidence in the products’ performance and scalability.

Eshallgo anticipates that the initiative will drive meaningful revenue growth across segmented markets nationwide and further solidify the Company’s position as a key player in China’s rapidly expanding digital-first enterprise solutions sector.

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

About Eshallgo, Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a digital-first office solution provider based in Shanghai, China. The Company offers integrated hardware, printing, software, and support services to small and mid-sized businesses. In 2025, Eshallgo expanded into enterprise AI with a suite of intelligent applications that enhance document management, workflow automation, smart procurement, and secure collaboration. These tools help businesses modernize operations and boost efficiency through AI-driven insights.

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Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

Investor and Media Contact:

Tony Sklar

Investor Relations – Eshallgo, Inc.
ir@eshallgo.com